PRICING SUPPLEMENT DATED: February 15, 2006
------------------------
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2510


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                Fixed-Floating Rate Notes due February 24, 2016
                                 (the "Notes")
                                 ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying Prospectus (which term includes the accompanying Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" on page PS-5 of this Pricing Supplement and in the accompanying Prospectus Supplement.

Aggregate Principal Amount.....   $10,000,000
Stated Maturity Date...........   February 24, 2016
Issue Price....................   See Plan of Distribution below.
Original Issue Date............   February 24, 2006
Interest Calculation Type......   Fixed Rate/Floating Rate Note.

                                  The Notes are a "Fixed Rate/Floating Rate
                                  Note", which means the Notes will initially bear interest at the Initial Interest Rate (as defined below) commencing on, and including, the Original Issue Date to, but excluding, the first Interest Reset Date (as defined below). Commencing on, and including, the first Interest Reset Date, the Notes will bear interest at the Floating Interest Rate Basis described below.

Day Count Convention...........   Interest will be calculated by multiplying
                                  the principal amount of the Notes by an
                                  interest factor. The interest factor will be computed on the basis of a 360-day year of twelve 30-day months.

Floating Interest Rate Basis...   For the 5th through 16th interest payment
                                  dates: PPC + 10Y CMT - TR

                                  After the 16th interest payment date:

                                  The rate of interest payable on the Interest
                                  Payment Date in February 2010 (the 16th
                                  interest payment date), will be the rate payable on the Notes for the remaining term of the Notes through the Maturity Date provided, however, that the Floating
                                  Interest Rate Basis will not be less than 0.00%.

                                  "PPC" means the rate per annum at which
                                  interest accrued on the Notes during the immediately prior Interest Accrual Period.

                                  "TR," or the "Threshold Rate," equals:

                                  From and including February 24, 2007 through but excluding February 24, 2008, 4.75%.

                                  From and including February 24, 2008 through but excluding February 24, 2009, 5.00%.

                                  From and including February 24, 2009 through but excluding February 24, 2010, 5.25%.

                                  "Interest Accrual Period" means the period beginning on and including each Interest Payment Date or, in the case of the initial interest payment, the Original Issue Date, to but excluding the following Interest Payment Date.

                                  "10Y CMT" for any Interest Accrual Period shall mean the rate which is quoted on the Interest Determination Date on page "H15T10Y<Index>" on Bloomberg as being the interest rate offered on 10 year US Constant Maturity Treasuries commencing on the Interest Payment Date. "Bloomberg" means Bloomberg data services or any successor service or page displaying such rate. If the 10 year Constant Maturity Treasury Rate cannot be determined as described in the preceding sentences, such rate will be determined in accordance with the procedures set forth in the prospectus supplement for the Notes relating to determination of the CMT Rate based on CMT Moneyline Telerate Page 7051.

                                  "Interest Determination Date" means the
                                  second Business Day preceding the first day of an Interest Accrual Period.

Initial Interest Rate..........   8.10% per annum (applicable to the first
                                  four Interest Accrual Periods).

Minimum Interest Rate..........   For any interest period, 0.00% per annum.

Interest Payment Dates.........   Quarterly, on February 24, May 24, August 24
                                  and November 24 of each year, commencing May
                                  24, 2006 to, and including, the Stated
                                  Maturity Date. If any Interest Payment Date falls on a day that is not a Business Day, interest will be paid the next succeeding
                                  Business Day with no additional interest.

                                  "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Interest Reset Dates...........   Quarterly, on February 24, May 24, August 24
                                  and November 24 of each year, commencing, February 24, 2007.

Holder's Optional Redemption...   None.

ML&Co.'s Optional Redemption...   We may call the Notes, in whole but not in
                                  part, for an amount equal to the Call Price
                                  (as defined below) on any Interest Payment
                                  Date, commencing May 24, 2006 (the day on which the call occurs, if any, being the "Call Date").

                                  The "Call Price" will equal $1,000 for each $1,000 principal amount of Notes plus any accrued and unpaid interest to but excluding the Call Date.

                                  We may elect to call the Notes by giving notice to the Trustee at least 10 Business Days prior to the Call Date. The notice to the Trustee will specify the Call Date. The Trustee will provide notice of the call election to the registered holders of the Notes, specifying the Call Date. While the Notes are held at the depositary, the registered holder will be the depositary, and the depositary will receive the notice of the call. So long as the depositary is the registered holder of the Notes, notice of our election to exercise the call option will be forwarded as more fully described in the accompanying Prospectus under "Description of Debt
                                  Securities--Depositary".

CUSIP Number...................   59018YWU1

Form of Notes..................   Book-entry

Denominations..................   We will issue and sell the Notes in
                                  denominations of $1,000 and integral
                                  multiples of $1,000 in excess thereof.

Trustee........................   JPMorgan Chase Bank, N.A.

Calculation Agent..............   MLPF&S

                                  All determinations made by the Calculation
                                  Agent, absent manifest error, will be
                                  conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

                                  All percentages resulting from any
                                  calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                  9.87655% (or .0987655). All dollar amounts
                                  used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Underwriter....................   MLPF&S

Plan of Distribution...........   The Underwriter will purchase the Notes for
                                  100% of the principal amount of the Notes and has advised us that it proposes to offer all or part of the Notes in one or more transactions at varying prices related to market conditions at the time of sale.

Proceeds to ML&Co..............   100%

                                 RISK FACTORS


     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes, which for one or more Interest Accrual Periods could be zero, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.


The effect of interest rate differentials between the 10Y CMT and the applicable Threshold Rate will be cumulative


     If on any Interest Determination Date the 10Y CMT is greater than the applicable Threshold Rate, interest will accrue on the Notes during the following interest period at a higher rate than during the preceding interest period. If on any Interest Determination Date the 10Y CMT is less than the applicable Threshold Rate, interest will accrue on the Notes during the following interest period at a lower rate than during the preceding interest period. Interest rate differentials between the 10Y CMT and the applicable Threshold Rate will have a cumulative effect on the rate of interest payable on the Notes. Consequently, if the 10Y CMT was lower than the applicable Threshold Rate by an average of 0.675% on each of the twelve Interest Determination Dates, the rate of return on the Notes would be 0% for the following Interest Period and for each subsequent Interest Period during the term of the Notes.

The Notes are subject to call before the maturity date

     We may elect to call the Notes in whole but not in part, for an amount equal to the Call Price, on any Interest Payment Date, commencing May 24, 2006 (the day on which the call occurs, if any, being the "Call Date") by giving notice to the Trustee of the Notes at least 10 Business Days prior to the Call Date. In the event that we elect to call the Notes, you will receive the principal amount of your Notes and will no longer have the benefit of further interest payments on the Notes. Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes, and more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

The initial interest rate may not be indicative of the rate you will receive after the initial Interest Rate Date


     The interest payable on the Notes until the first Interest Reset Date is fixed at 8.10%. This fixed rate may be higher than the interest rate that will be applicable when the Floating Interest Rate Basis is in effect.


A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

     The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the interest rate on the Notes after the initial Interest Reset Date from publicly available information, we will not publish such rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

     If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the

Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $1,000 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

     Assuming the rate of return on the Notes is constant over the term of the Notes and there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $1,000 principal amount. This is due to, among other things, the fact that the $1,000 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     Changes in the volatility of interest rates is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of interest rates increases or decreases, the trading value of the Notes may be adversely affected.

     As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates. This difference will reflect a "time premium" due to expectations concerning the level of in interest rates during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Floating Interest Basis over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

     Our subsidiary MLPF&S is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the CMT Rate. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

     We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the interest on each Interest Payment Date and principal due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences are uncertain

     You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Taxation".

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations").

Accrual of Interest on the Notes

     Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;
     (2)  divided by the number of days in the accrual period; and
     (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) quarterly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to and including February 24, 2007, (ii) estimates of the quarterly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring on or after February 24, 2007, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 6.29%, compounded quarterly. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

     Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and
(b) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.